

July 26, 2011

Via Facsimile
Mr. Paul W. Boyd
Chief Financial Officer
Miller Energy Resources, Inc.
3651 Baker Highway
Huntsville, TN 37756

     Re: **Miller Energy Resources, Inc.**
             Form 10-K for Fiscal Year Ended April 30, 2010
             Filed July 28, 2010
             File No. 001-34732

Dear Mr. Boyd:

     We have reviewed your response filed on June 27, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended April 30, 2010

General

1.   The staff notes you omitted audited financial statements of three acquired businesses in fiscal 2010 from your Forms 8-K reporting the acquisitions. These financial statements are required under Item 9.01 of that Form.

     We will not waive the requirements of Form 8-K. If you are unable to file the audited financial statements of the acquired business and pro forma financial statements for the periods required by the Form, we will consider those Forms 8-K to be materially deficient. Since you did not file the required financial statements and pro forma financial information for each of those acquisitions within the extended time period provided by the Form, we will not consider them to have been timely filed for purposes of Form S-3.

Further, until you file audited financial statements of the acquired businesses for the time span required under Rule 8-04 of Regulation S-X and the pro forma financial information required under Article 11 of Regulation S-X, we will not declare effective any registration statements or post-effective amendments.

In addition, you should not make offerings under effective registration statements or under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until you file the required financial statements. This restriction does not apply to:

> (a) offerings or sales of securities upon the conversion of outstanding convertible securities or upon the exercise of outstanding warrants or rights;
> (b) dividend or interest reinvestment plans;
> (c) employee benefit plans;
> (d) transactions involving secondary offerings; or
> (e) sales of securities under Rule 144.

Once you file audited financial statements that include the post-acquisition results of operations of the acquired businesses for an appropriate period, we will, at your request, consider accepting audited financial statements for a period of time less than that required under Rule 8-04 of Regulation S-X. However, considering the significance of the acquisition of the Alaska business from Pacific Energy, we would not expect to be in a position to consider any such request until the company files its audited financial statements for the fiscal year ended April 30, 2012.

2. We note in your response letter from May 6, 2011 that you will clarify your disclosure in future filings to consistently reference business acquisitions instead of acquisition of certain assets. In addition to this clarification, we note the amounts in your footnotes, particularly with respect to the acquisition gains, do not correspond to the face of the financial statements. Certain gains are disclosed pretax, while others are disclosed on an after tax basis. Please confirm you will clarify your disclosure in future filings to consistently reference amounts that can be easily reconciled to the face of your financial statements.

Engineering Comments

Item 1 – Business

Net Reserves at April 30, page 4

3.   In part, your response eight to our June 7, 2011 letter states, "Based on March and April expense, [Redoubt Shoal] lifting costs would be $5.78/BO." Please furnish to us line item schedules for the projected unit production costs used in your third party reserve report and from the historical costs you cite. Include production cost figures for pumper's wages, fuel/electric power for operating pumping equipment, subsurface and surface maintenance, insurance, ad valorem taxes, producing well overhead (other than costs associated with general corporate activities), salt water disposal, acidizing, work-overs to maintain production.

4.   In our prior comment nine, we asked for the authorization for expenditure ("AFE") for four proved undeveloped locations including the RU 3A. However, we received the AFE for the RU 3 gas recompletion. Please furnish to us the requested documents.

5.   In the other three AFEs, the net reserves used in the economics presentation appear to be 30% lower than the figures from your third party reserve report. Please explain these differences to us. Address the requirement that the actual ultimate hydrocarbon recovery is much more likely than not to exceed the proved reserve estimate.

6.   In our prior comment 10, we asked for support for the PUD location Northern Step Out 1 (NSO2). We did not receive maps or materials indicating that this location is in a penetrated fault block. Please direct us to the proper documents or furnish to us the requested items. Include the reports for the drill stem tests as referenced by the third party engineer's cover, "The non-producing fault block was confirmed with logs, DST, seismic and analogous producing zones in contiguous fields."

7.   In response 11, you stated that you had neither access to natural gas spot markets nor current gas sales contracts to support your claim to proved sales gas reserves in Alaska. Without reliable access to markets, reasonable certainty of reserve monetization is questionable. Please remove these sales gas volumes from your disclosed proved reserves. Alternatively, explain why you believe these volumes represent proved reserves.

You may contact Bob Carroll at (202) 551-3362 or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact Ron Winfrey at (202) 551-3704 if you have any questions regarding the engineering comments.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief